

Mail Stop 3561

May 21, 2008

Eric J. Foss
Principal Executive Officer
Bottling Group, LLC
One Pepsi Way
Somers, New York 10589

> **Re: Bottling Group, LLC**
> **Form 10-K for fiscal year ended December 29, 2007**
> **Filed February 27, 2008**
> **File No. 333-80361-01**

Dear Mr. Foss:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In one comment we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the other comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Executive Compensation, page 66

1.   You disclose compensation for your PEO, PFO, and two additional executive officers. In future filings, provide disclosure for your three most highly paid executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year. See Item 402(a)(3) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 92

2.   You discuss several agreements between PBG and Bottling LLC in the section "PBG/Bottling LLC Transactions." Not all of these agreements appear to have been filed as exhibits to the Bottling LLC 2007 Form 10-K, or listed as exhibits within Exhibit 99.1. For example, we note that PBG provides insurance and risk management services to Bottling LLC pursuant to a contractual agreement. We also note that PBG owes Bottling LLC $3,880 million in intercompany loans as of December 29, 2007. For disclosed agreements that have not been filed as exhibits, please tell us why the agreements were not filed as exhibits.

* * * * *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions to Dana Brown at 202-551-3859.

Sincerely,

John Reynolds
Assistant Director